SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G**

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Human Genome Sciences, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

444903108
(Cusip Number)

December 31, 2000
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/  /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 12,547,464 shares, which constitutes approximately 11.2% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 112,122,356 shares outstanding.


CUSIP No. 444903108

1.     Name of Reporting Person:

        Sid R. Bass Management Trust

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 3,352,752 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 3,352,752 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,352,752

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9): 3.0%

12.     Type of Reporting Person: 00 - Trust

----------
(1)     Power is exercised through one of its trustees, Sid R. Bass.


CUSIP No. 444903108

1.     Name of Reporting Person:

         820 Management Trust

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 2,554,908 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 2,554,908 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,554,908

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9): 2.3%

12.     Type of Reporting Person: 00--Trust

----------
(1)     Power is exercised through its sole Trustee, Lee M. Bass.


CUSIP No. 444903108

1.     Name of Reporting Person:

         Wesley Guylay Capital Management, L.P.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 79,132 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 79,132 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         79,132

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): less than 0.1%

12.     Type of Reporting Person: PN

----------
(1)     Power is exercised through its sole general partner, Wesley Richard Guylay.


CUSIP No. 444903108

1.     Name of Reporting Person:

         Wesley Guylay Capital Management III, L.P.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 20,868 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 20,868 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         20,868

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /   /

11.     Percent of Class Represented by Amount in Row (9): less than 0.1%

12.     Type of Reporting Person: PN

----------
(1)     Power is exercised through its sole general partner, Wesley Richard Guylay.


CUSIP No. 444903108

1.     Name of Reporting Person:

         Ramona Frates Bass 1993 A Trust

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 714,672 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 714,672 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          714,672

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 0.6%

12.     Type of Reporting Person: 00 - Trust

----------
(1)     Power is exercised through its sole trustee, Lee M. Bass.


CUSIP No. 444903108

1.     Name of Reporting Person:

         Perry R. Bass, II 1993 A Trust

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 714,676 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 714,676 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         714,676

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /   /

11.     Percent of Class Represented by Amount in Row (9): 0.6%

12.     Type of Reporting Person: 00 - Trust

----------
(1)     Power is exercised through its sole trustee, Lee M. Bass.


CUSIP No. 444903108

1.     Name of Reporting Person:

         Sophie Seeligson Bass 1993 A Trust

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 714,676 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 714,676 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        714,676

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9): 0.6%

12.     Type of Reporting Person: 00 - Trust

----------
(1)     Power is exercised through its sole trustee, Lee M. Bass.


CUSIP No. 444903108

1.     Name of Reporting Person:

        Annie R. Bass Grandson's Trust for Sid R. Bass

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 1,000,000 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 1,000,000 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,000,000

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9): 0.9%

12.     Type of Reporting Person: 00 - Trust

----------------------------
(1)     Power is exercised through its trustee, William P. Hallman, Jr.


CUSIP No. 444903108

1.     Name of Reporting Person:

        Annie R. Bass Grandson's Trust for Lee M. Bass

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 1,000,000 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 1,000,000 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,000,000

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9): 0.9%

12.     Type of Reporting Person: 00 - Trust

----------------------------
(1)     Power is exercised through its trustee, William P. Hallman, Jr.


CUSIP No. 444903108

1.     Name of Reporting Person:

        Hyatt Anne Bass Successor Trust

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 1,197,892 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 1,197,892 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,197,892 (1)

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9):  1.1%

12.     Type of Reporting Person: 00 - Trust

----------------------------
(1)     Power is exercised through its trustee, Panther City Investment Company.


CUSIP No. 444903108

1.     Name of Reporting Person:

        Samantha Sims Bass Successor Trust

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 1,197,888 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 1,197,888 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,197,888

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

        /   /

11.     Percent of Class Represented by Amount in Row (9):  1.1%

12.     Type of Reporting Person: 00 - Trust

----------------------------
(1)     Power is exercised through its trustee, Panther City Investment Company.

Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated September 11, 1998, as amended by Amendment No. 1 dated February 5, 1999, as amended by Amendment No. 2 dated February 11, 2000  (the "Schedule 13G"), relating to the Common Stock, par value $0.01 per share (the "Stock"), of Human Genome Sciences, Inc. (the "Issuer").   Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 2(a).     Names of Persons Filing.

     Item 2(a) is hereby amended and restated in its entirety as follows:

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G Statement is hereby filed by Sid R. Bass Management Trust, a Texas revocable trust ("SRBMT"), 820 Management Trust, a Texas revocable trust ("820"), Wesley Guylay Capital Management, L.P., a Texas limited partnership ("WGCM"), Wesley Guylay Capital Management III, L.P., a Texas limited partnership ("WGCM III"), Ramona Frates Bass 1993 Trust A, a Texas trust ("RFBT"), Perry R. Bass, II 1993 Trust A, a Texas trust ("PRBT"), Sophie Seeligson Bass 1993 Trust A, a Texas trust ("SSBT"), Annie R. Bass Grandson's Trust for Sid R. Bass, a Texas testamentary trust ("ARBS"), Annie R. Bass Grandson's Trust for Lee M. Bass, a Texas testamentary trust ("ARBL"), Hyatt Anne Bass Successor Trust, a Texas trust ("HBST") and Samantha Sims Bass Successor Trust, a Texas trust ("SBST") (collectively, the "Reporting Persons"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):   Sid R. Bass ("SRB"), Lee M. Bass ("LMB"), Wesley Richard Guylay ("WRG"), William P. Hallman, Jr. ("WPH"), Panther City Investment Company, a Texas corporation ("PCIC") and Panther City Production Company, a Texas corporation ("PCPC"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).      Address of Principal Business Office, or if None, Residence.

     Item 2 (b) is hereby amended and restated in its entirety as follows:

The principal business office for WPH is 201 Main Street, Suite 2500, Fort Worth, Texas  76102.

The principal business office for each of HBST, SBST, PCIC and PCPC is 201 Main Street, Suite 2600, Fort Worth, Texas  76102.

The principal business office for each of SRBMT, 820, LMB, WGCM, WGCM III, RFBT, PRBT, SSBT, ARBS, ARBL and SRB is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

The principal business office for WRG is 30 Rockefeller Plaza, Suite 4535, New York, New York 10112.

Item 4.     Ownership.

Item 4 is hereby amended and restated in its entirety as follows:

(a) - (b)

Reporting Persons

SRBMT

The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,352,752, which constitutes approximately 3.0% of the outstanding shares of the Stock.

820

The aggregate number of shares of the Stock that 820 owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,554,908, which constitutes approximately 2.3% of the outstanding shares of Stock.

WGCM

The aggregate number of shares of the Stock that WGCM owns beneficially, pursuant to Rule 13d-3 of the Act, is 79,132, which constitutes less than 0.1% of the outstanding shares of the Stock.

WGCM III

The aggregate number of shares of the Stock that WGCM III owns beneficially, pursuant to Rule 13d-3 of the Act, is 20,868, which constitutes less than 0.1% of the outstanding shares of the Stock.

RFBT

The aggregate number of shares of the Stock that RFBT owns beneficially, pursuant to Rule 13d-3 of the Act, is 714,672, which constitutes approximately 0.6% of the outstanding shares of the Stock.

PRBT

The aggregate number of shares of the Stock that PRBT owns beneficially, pursuant to Rule 13d-3 of the Act, is 714,676, which constitutes approximately 0.6% of the outstanding shares of the Stock.

SSBT

The aggregate number of shares of the Stock that SSBT owns beneficially, pursuant to Rule 13d-3 of the Act, is 714,676, which constitutes approximately 0.6% of the outstanding shares of the Stock.

ARBS

The aggregate number of shares of the Stock that ARBS owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,000,000, which constitutes 0.9% of the outstanding shares of the Stock.

ARBL

The aggregate number of shares of the Stock that ARBL owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,000,000, which constitutes 0.9% of the outstanding shares of the Stock.

HBST

The aggregate number of shares of the stock that HBST owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,197,892 shares which constitutes approximately 1.1% of the outstanding shares of the Stock.

SBST

The aggregate number of shares of the Stock that HBST owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,197,888 shares, which constitutes approximately 1.1% of the outstanding shares of the stock.

Controlling Persons

SRB

Because of his positions as a trustee and the sole trustor of SRBMT and by virtue of his power to revoke same, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,352,752 shares of the Stock, which constitutes approximately 3.0% of the outstanding shares of the Stock.

LMB

Because of his positions as the sole trustee of each of 820, RFBT, PRBT, and SSBT, LMB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,698,932 shares of the Stock, which constitutes approximately 4.2% of the outstanding shares of the Stock.

WRG

Because of his position as the sole general partner of WGCM and of WGCM III, WRG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 100,000 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

WPH

Because of his position as the sole trustee of ARBS and ARBL, WPH may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,000,000 shares of the Stock, which constitutes approximately 1.8 % of the outstanding shares of the Stock.

PCIC

Because of its position as the trustee of HBST and SBST, PCIC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,395,780 of the Stock, which constitutes approximately 2.1% of the outstanding shares of the Stock.

PCPC

Because of its position as the sole shareholder of PCIC, the trustee of HBST and SBST, PCPC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,395,780 shares of the Stock, which constitutes approximately 2.1% of the outstanding shares of the Stock.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

SRBMT

Acting through one of its trustees and its sole trustor, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,352,752 shares of the Stock.

820

Acting through its sole trustee, 820 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,554,908 shares of the Stock.

WGCM

Acting through its sole general partner, WGCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 79,132 shares of the Stock.

WGCM III

Acting through its sole general partner, WGCM III has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 20,868 shares of the Stock.

RFBT

Acting through its sole trustee, RFBT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 714,672 shares of the Stock.

PRBT

Acting through its sole trustee, PRBT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 714,676 shares of the Stock.

SSBT

Acting through its sole trustee, SSBT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 714,676 shares of the Stock.

ARBS

Acting through its sole trustee, ARBS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,000,000 shares of the Stock.

ARBL

Acting through its sole trustee, ARBL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,000,000 shares of the Stock.

HBST

Acting through its trustee, HBST has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,197,892 shares of the Stock.

SBST

Acting through its trustee, SBST has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,197,888 shares of the Stock.

Controlling Persons

SRB

Because of his position as a trustee and the sole trustor of SRBMT and by virtue of his power to revoke same, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,352,752 shares of the Stock.

LMB

Because of his positions as the sole trustee of each of 820, RFBT, PRBT, and SSBT, LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,698,932 shares of the Stock.

WRG

Because of his position as the sole general partner of WGCM and of WGCM III, WRG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 100,000 shares of the Stock.

WPH

Because of his position as the sole trustee of ARBS and ARBL, WPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,000,000 shares of the Stock.

PCIC

As the trustee of HBST and SBST, PCIC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,395,780 shares of the Stock.

PCPC

As the sole shareholder of PCIC, the trustee of HBST and SBST, PCPC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,395,780 shares of the Stock.

Item 10.     Certification.

Item 10 is hereby restated in its entirety as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:     February 13, 2001

/s/ William P. Hallman, Jr.
William P. Hallman, Jr.,
As Sole Trustee of the Annie R. Bass
Grandson's Trust for Sid R. Bass
and the Annie R. Bass Grandson's
Trust for Lee M. Bass

and as Attorney-in-Fact for:

LEE M. BASS (1)
As Sole Trustee of each of the Ramona
Frates Bass 1993 A Trust, the Perry
R. Bass, II 1993 A Trust, the Sophie
Seeligson Bass 1993 A Trust and 820
Management Trust

/s/ W. R. Cotham
W. R. Cotham,

Attorney-in-Fact for:
SID R. BASS MANAGEMENT TRUST (2)
WESLEY GUYLAY CAPITAL
   MANAGEMENT III, L.P. (3)
WESLEY GUYLAY CAPITAL MANAGEMENT, L.P. (4)

PANTHER CITY INVESTMENT COMPANY
in its capacity as Trustee for
HYATT ANNE BASS SUCCESSOR TRUST
SAMANTHA SIMS BASS SUCCESSOR TRUST

By: /s/ W. R. Cotham
W.R. Cotham, President

(1)     A Power of Attorney authorizing William P. Hallman, Jr. to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(2)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(3)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Wesley Guylay Capital Management III, L.P. previously has been filed with the Securities and Exchange Commission.

(4)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Wesley Guylay Capital Management, L.P. previously has been filed with the Securities and Exchange Commission.

EXHIBIT INDEX

EXHIBIT          DESCRIPTION

  99.1          Agreement and Power of Attorney pursuant to Rule 13d- 1(k)(1)(iii), previously filed.